Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

Investor Notice

     Devon Energy Corporation (“Devon”) and Ocean Energy, Inc. (“Ocean”) will file a proxy statement/prospectus and other documents regarding the proposed merger described in this investor presentation with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at http://www.sec.gov/. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon’s and Ocean’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

The Agreement and Plan of Merger dated as of February 23, 2003 between Devon Energy Corporation, Devon Newco Corporation and Ocean Energy, Inc. was filed by Devon Energy Corporation under cover of Form 8-K on February 24, 2003 and is incorporated by reference into this filing.